UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):     [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q    [ ] Form 10-D
[ ] Form N-SAR    [ ] Form N-CSR
For the quarterly period ended: September 30, 2018
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - REGISTRANT INFORMATION

NOBILIS HEALTH CORP.
Full name of Registrant
N/A
Former name if Applicable
11700 Katy Freeway, Suite 300
Address of Principal Executive Office (Street and Number)
Houston, TX, 77079
City, State, and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Nobilis Health Corp. (“Nobilis” or the “Company”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the period ended September 30, 2018 (the “Form 10-Q”) within the prescribed period without unreasonable effort or expense for the reasons described below.
The Company’s delay in filing is due principally to the required additional time necessary for the Company and the auditor to complete their review of the Company's financial statements in order to finalize the Form 10-Q.

Part IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marty Spake	(281) 925-0950
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NOBILIS HEALTH CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2018	Nobilis Health Corp.
(Registrant)

/s/ Kenneth J. Klein
Kenneth J. Klein
Chief Financial Officer
(Principal Financial and Duly Authorized Officer)